UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: Notification of major shareholding

Copenhagen, 31 March 2026: Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) hereby announces that it has received the following major shareholder notification pursuant to Section 38 of the Danish Capital Markets Act and Section 55 of the Danish Companies Act, respectively, regarding direct and indirect holdings of shares in Cadeler.

BW Altor Pte. Ltd.’s (“BW Altor”) shareholding in Cadeler has changed in connection with the completion of the Private Placement as a result of the redelivery of 22,968,883 shares in Cadeler in connection with the share lending arrangement, pursuant to which BW Altor lent 22,968,883 shares in Cadeler to DNB Carnegie, a part of DNB Bank ASA, (the “Settlement Agent”) for the purpose of facilitating delivery-versus-payment (DVP) of the shares allocated to investors in the Private Placement, other than BW Altor, with existing shares in Cadeler already listed on the Oslo Stock Exchange. Reference is made to the stock exchange announcement published by Cadeler on 26 March 2026 regarding the results of a private placement of 35,095,758 new shares in Cadeler (the “Private Placement”) and to the stock exchange announcement published by Cadeler on 30 March 2026 regarding increase of the share capital of Cadeler.

In addition, BW Altor has on 27 March 2026 acquired additional shares in Cadeler.

As a result of the redelivery of lending shares and subscription of shares in connection with the Private Placement as well as the purchase of additional shares, BW Altor currently holds 109,007,909 shares in Cadeler of a nominal value of DKK 1 each, corresponding to 28.24% (latest major shareholder notification was made at 22.10%) of the total share capital and voting rights.

BW Altor Pte. Ltd. is a limited liability company organised under the laws of The Republic of Singapore under the registration number 202035228G with its registered address at 10 Pasir Panjang Road #18-01, Mapletree Business City, Singapore 117438. BW Altor Pte. Ltd. is ultimately controlled by Andreas Sohmen-Pao.

For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).
For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026                    CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer